Exhibit 99.1

YAMANA GOLD PROVIDES UPDATE ON BRIO GOLD

-- First Quarter Production and Costs on Track --

TORONTO, ONTARIO, April 8, 2015 ─ YAMANA GOLD INC. (TSX:YRI; NYSE:AUY) (“Yamana” or “the Company”) today announced preliminary first quarter 2015 operational results for its subsidiary Brio Gold Inc. (“Brio Gold”) and provided an update on strategic initiatives relating to Brio Gold.

PRELIMINARY FIRST QUARTER OPERATIONAL RESULTS

The producing mines in the Brio Gold portfolio produced approximately 31,000 ounces of gold in the first quarter of 2015 at cash costs of approximately $825 per ounce.  First quarter production is consistent with budget and these mines are on track to produce 130,000 ounces of gold at average cash costs of $730 per ounce of gold in 2015.  The average realized gold price for these assets in the quarter was approximately $1,215 per ounce and exposure to the Brazilian Real remains unhedged.

Preliminary Results	Production (oz.)	Cash Costs (per oz.)
Pilar	19,000	$833
Fazenda Brasileiro	12,000	$810
Total Brio Gold	31,000	$825

At Pilar, more efficient mining and dilution control continued to improve production and operating costs.  Production averaged over 6,300 ounces per month in the first quarter which is expected to be a baseline for production going forward.  In addition, development work at the satellite Maria Lazarus deposit continued with approximately 1,700 metres of development having been completed.  Maria Lazarus is expected to ramp-up over the course of the year and provide additional flexibility at the operation.

At Fazenda Brasileiro, mill and related maintenance was undertaken earlier than originally planned.  The maintenance schedule for upgrading of the Carbon-in-Leach (“CIL”) circuit was accelerated into the first quarter to enhance operational flexibility at Fazenda Brasileiro.   Production and costs are expected to normalize to higher and lower levels respectively beginning in the second quarter.

Sustaining capital to the end of 2016 for the current Brio Gold operations is expected to average approximately $180 per ounce.  Expansionary capital for 2015 is expected to be approximately $6.6 million for the development of Maria Lazarus at Pilar, $2.2 million of which was spent in the first quarter.  No expansionary capital spending is planned at Fazenda Brasileiro.

ADVANCING C1 SANTA LUZ

At C1 Santa Luz, a study to assess the potential viability of several identified processing alternatives was completed in January 2015.  Detailed metallurgical testwork is underway to further evaluate the identified options to modify the process flowsheet, the results of which are expected by mid-2015.   The detailed pilot plant testwork and resulting final process flowsheet is expected to provide certainty of the viability of the project and support the required capital spending.  Subsequent to a decision on flowsheet modifications, infill and geotechnical drilling will resume at the project in support of an updated mine plan design.  This work is being directed by Brio Gold’s management in consultation with Yamana’s technical services group.

The processing options being tested include gravity circuit enhancements, flash flotation optimization, organic carbon reduction through kerosene conditioning and CIL circuit improvements.  Ore samples representing a cross section of ore types have been prepared and sent for bench-scale laboratory testwork.   Representative bulk tonnage ore samples totaling 15 tonnes have been prepared for full pilot plant testing, pending the results of the bench-scale work, and pilot plant testwork is expected to commence in the second quarter.

Operating and capital cost estimates are expected to be determined by mid-2015 and Brio Gold is planning to begin engineering design in the third quarter of 2015, with the modifications  to the plant taking place in the first half of 2016. Commissioning is planned to commence by mid-2016.  C1 Santa Luz is expected to contribute approximately 100,000 ounces of gold annually for a total from the portfolio of 230,000 ounces of gold annually.

Total capital spending at C1 Santa Luz is currently expected to be approximately $20 to $30 million for 2015 and 2016 which would be spent beginning in mid-2015 and most of which would be spent in 2016.

STRATEGIC UPDATE

Considerable progress has been made at improving the operations at producing mines in the Brio Gold portfolio and advancing the effort at C1 Santa Luz, all of  which has advanced more quickly than anticipated.  Yamana believes there is considerable value in the Brio Gold producing mines which will be further augmented with the efforts at C1 Santa Luz.  Yamana believes that Brio Gold going public is the optimal approach to realizing this considerable value and plans are progressing for a going public event in the third quarter of 2015.

The Company has engaged National Bank Financial Inc. and CIBC World Markets Inc. as financial advisors to assist in the process of a going public event with respect to Brio Gold.

FIRST QUARTER RESULTS REPORTING

The Company also provided a reminder that first quarter financial and operational results will be released on April 28, 2015 after market close.  Yamana reiterated 2015 production guidance of approximately 1.3 million ounces of gold and 9.6 million ounces of silver including production from Brio Gold.

The Company expects, as in previous years, sequential quarter-over-quarter growth in the coming quarters.  All mines are operating according to expectations.

About Yamana

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions throughout the Americas including Brazil, Argentina, Chile, Mexico and Canada. Yamana plans to continue to build on this base through existing operating mine expansions, throughput increases, development of new mines, the advancement of its exploration properties and by targeting other gold consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:

Lisa Doddridge
Vice President, Corporate Communications and Investor Relations
416-815-0220
1-888-809-0925
Email:  investor@yamana.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.  Except for statements of historical fact relating to the Company, information contained herein constitutes forward-looking statements, including any information as to the Company’s strategy, plans or future financial or operating performance, the outcome of the legal matters involving the damages assessment and any related enforcement proceedings.  Forward-looking statements are characterized by words such as “plan,” “expect”, “budget”, “target”, “project”, “intend,” “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur.  Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  These factors include the Company’s expectations in connection with the  expected production and exploration, development and expansion plans at the Company’s projects discussed herein being met, the impact of proposed optimizations at the Company’s projects, the impact of the proposed new mining law in Brazil and the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, copper, silver and zinc), currency exchange rates (such as the Brazilian Real, the Chilean Peso, the Argentine Peso, and the Mexican Peso versus the United States Dollar), the impact of inflation, possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in mineral resources and mineral reserves, risk related to non-core mine dispositions, risks related to acquisitions, changes in project parameters as plans continue to be refined, changes in project development,  construction, production and commissioning time frames, risk related to joint venture operations, the possibility of project cost overruns or unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, government regulation and the risk of government expropriation or nationalization of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending litigation and labour disputes, as well as those risk factors discussed or referred to in the Company’s current and annual Management’s Discussion and Analysis and the Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law.  The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.